Exhibit 4.21

June 22nd, 2000

Mr. Pierre St-Arnaud
885 Des Roselins Street
Longueuil, Quebec
J4G 2P4

Dear Mr. St-Arnaud:

Further to our discussions, we are pleased to offer you a position with SR Telecom as President and Chief Operating Officer. In this capacity, you will be reporting to Mr. Ron Couchman, Chief Executive Officer.

For this position, we are offering you an annual base salary of $265,000 paid on a biweekly basis, at a rate of $10,192.30. Performance and compensation reviews will take place at the beginning of each calendar year.

SR Telecom Inc. has in place an informal Bonus Plan for Management. For the past five- (5) years, SRT has awarded a bonus to senior executives at the sole discretion of the Board of Directors. This bonus has been based on the attainment of planned profits and has been as high as 50% of base salary. SRT will implement in 2000 a Management Bonus Plan, which in the case of the position of President & COO, the bonus could reach up to 50% of Base Salary.

We offer a Stock Option Plan, which has been established by the Board of Directors to key employees for which you qualify. Subject to approval by the Board of Directors, I would expect the initial stock option to be 100,000 SRT common shares. You may anticipate, with acceptable performance, to receive additional annual grants. All subsequent grants are also subject to board approval.

In the event of shareholder change of control (to outsiders) or termination for reasons other than just cause within 24 months of commencement of employment, you will continue to receive all compensation, except bonus, for the balance of the 24-month period and all Stock Options will fully vest at the time of such termination. In addition all Stock Options will vest 100% to you in the case of change of ownership. These conditions will automatically renew for the same period unless a written notice not to renew is sent not later than one year prior to the end of the 2- year period. In the event that you decide of your own volition to leave, the severance allowance would not be applicable.

SRT maintains a compulsory Group Insurance Benefits program for all employees effective your start date. This is a contributory program and is paid for by contributions from both the Company and you. The program includes the following:

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  Life Insurance program equivalent to two times your annual base salary rounded to the next highest $1,000 to a maximum of $1,000,000 (including optional life insurance);

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  Optional Life Insurance program for you and your eligible dependants;

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  Short Term and Long Term Disability Income Benefit Programs;

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  Health Insurance program for you and your eligible dependents including hospitalization, medical expenses, dental care and vision care programs;

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  Travel Assistance-Plus for you and your dependents while on business trip and on vacation.

The Company, through a contribution made each year out of profit funds, maintains a Deferred Profit Sharing Plan for the benefit of all our employees. In recognition of your previous years of experience, you will become a member of the Plan effective your start date, and subject to the Plan rules at the time of your eligibility.

We also offer a Stock Purchase Plan for the benefit of employees and you will become eligible to this program upon your start date. You can contribute up to 5% of your annual base salary to this plan. The Company will match your contribution with one-third of the value on account (payroll deductions) prior to the purchase of the shares.

All expenses incurred on company business, including professional memberships and business mileage, will be reimbursed to you as approved by the CEO.

At your request, arrangements can be made with a leasing company for a vehicle of your choice. The cost of this vehicle will be reduced from your biweekly salary and is subject to the normal taxation rules. In addition, you will be reimbursed for normal operating expenses of the vehicle.

You will also be eligible for the services a Tax Consultant to a maximum of $2,500 per annum and will be entitled to an Executive Medical offered annually to Senior Management staff.

For vacations, we are granting you 20 years of vacation seniority, allowing you to have 5 weeks vacation starting July 1st, 2001. Vacation will be granted on a pro rata basis based upon the time worked between your starting date and June 30, 2001. Vacation days granted on July 1st must be taken before December 31 of the following year. In addition to the annual vacation days, we observe 8 statutory holidays during the year, plus 3 free days normally taken in conjunction with Christmas and New Year's.

This offer is conditional on you successfully completing a medical scheduled by SRT prior to your start date.

We sincerely hope that you will accept this offer and join SR Telecom. We recognize your talents, and we believe you can be a major factor in helping us to continue our growth. We think we are doing something worthwhile and exciting. We really need people who can contribute and find the same satisfaction in our achievement.

Our employees are required to sign a Confidentiality Agreement, given the nature of our business. Please indicate your acceptance by completing and duly signing below this letter of offer.

Sincerely,

/s/ Ron Couchman

W. Ronald Couchman
President and Chief Executive Officer

WRC/DH

Offer accepted:	/s/ P.St-Arnaud	Date:	June 22, 2000

Expected Start Date:	August 15, 2000